04015056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65862

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2004 DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caymus Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3475 Lenox Rd Suite 650
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Villwock 404-995-8301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford, Hillegass & Ingwersen LLP
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Pkwy Suite 300 (Address) Atlanta (City) GA (State) 30338 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey Faux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caymus Securities LLC, as of March 1, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAYMUS SECURITIES, LLC

FINANCIAL STATEMENTS

For the Period from Inception through December 31, 2003

with
Independent Auditors' Report

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

CAYMUS SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2003

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Member
Caymus Securities, LLC
Atlanta, Georgia

We have audited the accompanying balance sheet of Caymus Securities, LLC as of December 31, 2003, and the related statements of operations, member's equity and cash flows for the period then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caymus Securities, LLC as of December 31, 2003, and results of its operations and cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP
GIFFORD, HILLEGASS & INGWERSEN, LLP

January 22, 2004
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

CAYMUS SECURITIES, LLC

BALANCE SHEET

December 31, 2003

ASSETS

Current Assets		
Cash and cash equivalents	$	24,056
Prepaid expense		4,989
TOTAL ASSETS	$	29,045

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's Equity (Notes A and C)		29,045
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	29,045

See accompanying notes.

CAYMUS SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Period from Inception through December 31, 2003

Revenue		
Advisory fees	$	153,000
Expenses		
Management fee (Note B)		124,186
Operating expense		9,769
TOTAL EXPENSES		133,955
NET INCOME	$	19,045

See accompanying notes.

CAYMUS SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY

For the Period from Inception through December 31, 2003

Capital contribution	$	10,000
Net income		19,045
Balance at December 31, 2003	$	29,045

See accompanying notes.

CAYMUS SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Period from Inception through December 31, 2003

Cash Flows from Operating Activities	
Net income	$ 19,045
Adjustment to reconcile net income to net cash provided by operating activities	
Increase in prepaid expenses	(4,989)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,056
Cash Flows from Financing Activities	
Capital contributed	10,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	24,056
Cash and Cash Equivalents at Inception	-
Cash and Cash Equivalents at End of Year	$ 24,056

See accompanying notes.

CAYMUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Caymus Securities, LLC (the "Company") is a wholly owned subsidiary of Caymus Partners, LLC (the "Parent Company") The Company was formed February 10, 2003 as a limited liability company and began operations in April 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is in the business of investment banking where the Company acts as an advisor or agent in merger-and-acquisition transactions and the raising of private capital through security offerings.

Revenue Recognition: Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, and when the income is reasonably determinable.

Income Taxes: The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually. For tax purposes, all income and expenses are recorded when incurred.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain report amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

NOTE B—RELATED PARTY TRANSACTIONS

The Company pays a management fee to the Parent Company equal to 90% of all profits made in the Company. Management fees for the year 2003 totaled $124,186.

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule.

SUPPLEMENTAL INFORMATION

CAYMUS SECURITIES, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2003

Computation of Net Capital		
Total members' equity		$ 29,045
Deduct nonallowable assets		
Prepaid expenses	$ 4,989	
Total nonallowable assets		4,989
Net capital		$ 24,056
Computation of Aggregate Indebtedness		
Accrued liabilities		$ -
Total aggregate indebtedness		$ -
Computation of Minimum Net Capital Requirement		
Net capital		$ 24,056
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $0)		5,000
Net capital in excess of requirement		$ 19,056
Ratio of aggregate indebtedness to net capital		n/a

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2003 and the audited financial statements at December 31, 2003.

CAYMUS SECURITIES, LLC

Schedule II

OTHER INFORMATION

December 31, 2003

The following statements and computations are not applicable at December 31, 2003, and for the period then ended and, accordingly, are not included herein:

(a) Statement of changes in liabilities subordinated to claims of creditors.

(b) Computation for determination of the reserve requirements under Exhibit A of S.E.C. Rule 15c3-3.

(c) Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

(d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

To the Member
Caymus Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Caymus Securities, LLC (the "Company") for the period ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

GH&I

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

January 22, 2004
Atlanta, Georgia